[redacted]

12013920

SEC Mail Processing Section

MAR 02 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street; Suite 1442
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas T. Avello 312-506-2041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd; Suite 404, Chicago Illinois 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Wurtzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach Investment Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Sworn and subscribed to me on
the 20th day of February, 2012.

Notary Public

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2011

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2011

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 W. JACKSON BLVD., SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Birkelbach Investment Securities, Inc.
Chicago, IL 60604

We have audited the accompanying statement of financial condition of Birkelbach Investment Securities, Inc. as of December 31, 2011, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year ended December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach Investment Securities, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company had and has various threatened and pending legal actions, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the accompanying notes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
March 1, 2012

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 27,783
Commissions and fees receivable	60,750
Deposit with broker	10,000
Property and equipment, at cost (net of accumulated depreciation of $8,348)	3,577
Other assets	9,494
Total assets	$ 111,604

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 25,841
Accrued salaries, wages, and commissions	49,151
Total liabilities	74,992
Stockholder's Equity	
Common stock, $1 par value (1,000 shares authorized; 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	173,500
Retained earnings (deficit)	(137,888)
Total stockholder's equity	36,612
Total liabilities and stockholder's equity	$ 111,604

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE

Commission and fees	$ 1,742,338	
Other income	1,029	
Total revenue		$ 1,743,367

EXPENSES

Compensation and related benefits	1,162,283	
Clearing fees	95,251	
Professional fees	72,444	
Occupancy and equipment	130,382	
Communication and data processing	57,684	
Regulatory fees and expenses	82,485	
Promotional costs	28,637	
Other expenses	164,315	
Total expenses		1,793,481
Net income (loss)		$ (50,114)

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, beginning of year	$ 1,000	$ 173,500	$ (86,620)	$ 87,880
Distributions	-	-	(1,154)	(1,154)
Net income (loss)	-	-	(50,114)	(50,114)
Balance, end of year	$ 1,000	$ 173,500	$ (137,888)	$ 36,612

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM (TO) OPERATING ACTIVITIES

Net income (loss)	$	(50,114)		
Adjustments to reconcile net income to net cash from (to) operating activities:				
Depreciation		2,385		
(Increase) Decrease in:				
Deposit with broker		(10,000)		
Commissions and fees receivable		(25,285)		
Other assets		8,024		
Increase (Decrease) in:				
Accounts payable and accrued expenses		6,606		
Accrued salaries, wages & commissions		(108,655)		
Net cash flows from (to) operating activities			$	(177,039)

CASH FLOWS FROM (TO) FINANCING ACTIVITIES

Distributions		(1,154)		
Net cash flows from (to) financing activities				(1,154)
Net increase (decrease) in cash				(178,193)
Cash and cash equivalents at beginning of year				205,976
Cash and cash equivalents at end of year			$	27,783

SUPPLEMENTAL INFORMATION

Interest expense paid during the year ended December 31, 2011 was:	$	-
Income taxes paid during the year ended December 31, 2011 were:	$	-

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

Organization and Description of Business

Birkelbach Investment Securities, Inc. (the Company), an Illinois corporation, was organized on May 31, 1978. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC), and is a member of the Financial Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

Summary of Significant Accounting Policies

Cash Equivalents - The Company has defined cash equivalents as money market funds that are not held for sale in the ordinary course of business.

Use of Estimates - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition - The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to other broker-dealers which carry the customer accounts as well as commissions related to the sales of interest in private placement offerings. The Company also earns commissions from introducing customer orders for securities interests to mutual funds which carry the customer accounts. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective carrying broker-dealer.

Income Taxes – The Company has elected IRC Subchapter S status for U.S. federal income tax purposes. Accordingly, no provision for regular income taxes has been made in these financial statements because the stockholder is individually responsible for reporting the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the stockholder the Company's income and expense items.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the related asset. Fixed assets consist entirely of office furniture and fixtures, which have a useful life of 5 years.

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Commissions and Fees Receivable – Commissions and fees receivable are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full. Therefore, no allowance for doubtful accounts is provided at December 31, 2011.

Deposits with Broker

The Company introduces customer transactions for clearance by another broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2011.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of $23,661 and $5,000 respectively. The net capital rule may effectively restrict the payment of distributions to the stockholder.

Commitments

The Company has a non-cancellable operating lease agreement for office space, which expires November 2012. Future minimum lease payments required under the lease are as follows:

2012	$ 94,261

Total rent expense for the year ended December 31, 2011 was $126,770 which is included in occupancy and equipment on the Statement of Income. Total rent expense includes $15,894 which represents payments of rent on emergency office facilities which are leased by the sole stockholder. The Company pays the rent on a month-to-month basis and there were no amounts due at December 31, 2011.

Contingent Liabilities

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business, and as of December 31, 2011 the Company has been named party to various legal actions. The Company intends to defend these actions. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations. In addition, the Company's current owner and former chairman were fined pursuant to a FINRA enforcement action which bars him from association in any capacity in the securities industry. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management of the Company is reviewing its options as to which its best course of action is to sell the Company or cease operations. There can be no assurance that management's plans, as described above, will be realized.

Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through March 1, 2012, the date the financial statements were available for issuance. The Company's clearing broker requested that the Company increase the balance in the clearing deposit from $10,000 to $35,000.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Birkelbach Investment Securities, Inc. as of 12/31/11

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 36,612	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			36,612	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 36,612	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 12,932	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(12,932)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 23,680	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	19	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(19)	3740
10.	Net Capital			$ 23,661	3750

OMIT PENNIES

Line 6A; Non-Allowable Assets

Commissions and fees receivable	$ 2,000
Property and equipment, net	3,577
Other assets	7,355
Total	$ 12,932

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Birkelbach Investment Securities, Inc. as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	4,999	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	18,661	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	16,162	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	74,992	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	74,992	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	317	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Company's corresponding unaudited filing.

See Auditor's Report.

BIRKELBACH INVESTMENT SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

BIRKELBACH INVESTMENT SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

There are no material differences between the above computation and the Company's corresponding unaudited filing. See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD. – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Stockholder
Birkelbach Investment Securities, Inc.

In planning and performing our audit of the financial statements of Birkelbach Investment Securities, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
March 1, 2012

BIRKELBACH INVESTMENT SECURITIES, INC.

SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2011

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
209 WEST JACKSON BLVD.
CHICAGO, ILLINOIS 60606

BIRKELBACH INVESTMENT SECURITIES, INC.

SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birkelbach Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street; Suite 1442
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas T. Avello 312-506-2041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd; Suite 404 (Address), Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Wurtzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach Investment Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 29th day of February, 2012.

Signature

CEO
Title

Notary Public

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan. 20, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Stockholder
Birkelbach Investment Securities, Inc.
208 S. LaSalle Street; Suite 1442
Chicago, IL 60604

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Birkelbach Investment Securities, Inc. (the Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bradford R. Dooley & Associates

Chicago, Illinois
March 1, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ________, 20___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022772 FINRA DEC
BIRKELBACH INVESTMENT 10*10
208 S LASALLE ST STE 1442
CHICAGO IL 60604-1232

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3738

B. Less payment made with SIPC-6 filed (exclude interest) (2033)
7/27 ck # 20743
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1705

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1705

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Birkelbach INV Sec Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 12

Acting CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

o.
al revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,743,366

ditions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions — 0 —

uctions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 152,397

(2) Revenues from commodity transactions. ____

3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 95 251

4) Reimbursements for postage in connection with proxy solicitation. ____

5) Net gain from securities in investment accounts. 486

6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____

(Deductions in excess of $100,000 require documentation)

9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions 248 134

let Operating Revenues $ 1495232

il Assessment @ .0025 $ 3738

(to page 1, line 2.A.)